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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Stein Jr.                        Martin                         E.
--------------------------------------------------------------------------------
   (Last)                           (First)                     (Middle)

                       121 West Forsyth Street, Suite 200
--------------------------------------------------------------------------------
                                    (Street)

  Jacksonville                        FL                         32202
--------------------------------------------------------------------------------
   (City)                           (State)                      (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


                        Regency Centers Corporation (REG)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year


                               September 30, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                      Chairman and Chief Executive Officer
                      ------------------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                   5.
                                                                                                   Amount of
                                                                                                   Securities   6.
                                                                   4.                              Beneficially Owner-
                                                                   Securities Acquired (A) or      Owned        ship
                                           2A.        3.           Disposed of (D)                 Following    Form:     7.
                              2.           Deemed     Transaction  (Instr. 3, 4 and 5)             Reported     Direct    Nature of
                              Trans-       Execution  Code         ------------------------------- Trans-       (D) or    Indirect
1.                            action       Date,      (Instr. 8)                  (A)              action(s)    Indirect  Beneficial
Title of Security             Date         if any     ------------                or               (Instr.      (I)       Ownership
(Instr. 3)                    (mm/dd/yy)   (mm/dd/yy)  Code    V       Amount     (D)    Price     3 & 4)       (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                  09/30/02                 D(1)            27,883     D      $31.00
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  09/30/02                 D(2)             1,175     D      $31.00
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  09/30/02                 A(3)            11,761     A        (3)     205,028      D
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   160,263      I         (4)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   415,382      I         (5)
====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of Deriv- Form
               2.                                                                                         ative
               Conver-                            5.                            7.                        Secur-    Deriv-  11.
               sion                               Number of                     Title and Amount          ities     ative   Nature
               or               3A.               Derivative   6.               of Underlying     8.      Bene-     Secur-  of
               Exer-            Deemed   4.       Securities   Date             Securities        Price   ficially  ity:    In-
               cise     3.      Execu-   Trans-   Acquired (A) Exercisable and  (Instr. 3 and 4)  of      Owned     Direct  direct
               Price    Trans-  tion     action   or Disposed  Expiration Date  ----------------  Deriv-  Following (D) or  Bene-
1.             of       action  Date,    Code     of(D)        (Month/Day/Year)          Amount   ative   Reported  In-     ficial
Title of       Deriv-   Date    if any   (Instr.  (Instr. 3,   ----------------          or       Secur-  Trans-    direct  Owner-
Derivative     ative    (Month/ (Month/    8)       4 and 5)    Date    Expira-          Number   ity     action(s) (I)     ship
Security       Secur-   Day/    Day/     ------   ------------ Exer-    tion             of       (Instr  (Instr.   (Instr. (Instr.
(Instr. 3)     ity      Year)   Year)    Code V    (A)  (D)    cisable  Date     Title   Shares    5)     4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Employee
stock option                                                                     Common
(right to buy) $31.00   09/30/02         A         26,255      09/30/02 01/13/07 Stock   26,255           26,255    D
------------------------------------------------------------------------------------------------------------------------------------
Employee
stock option                                                                     Common
(right to buy) $31.00   09/30/02         A          2,803      09/30/02 01/01/06 Stock    2,803            2,803    D
------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Explanation of Responses:

(1) Represents shares delivered to the issuer in full payment of recourse stock loans made by the issuer in 1994 and 1997 to enable the reporting person to buy shares of common stock under the issuer's Long Term Omnibus Plan. Although the loans pre-dated, and therefore would be grandfathered under, the Sarbanes-Oxley Act of 2002 even if the reporting person were an executive officer, the issuer's compensation committee determined that it would be in the best interests of the company for the executive to prepay these loans in view of the Sarbanes-Oxley Act.

(2) Represents shares delivered to issuer in full payment of income tax liability in connection with the delivery of shares in repayment of the stock loans.

(3) Represents restricted shares (subject to vesting requirements) granted under the Long Term Omnibus Plan.

(4) Shares held by The Regency Group (Nevada) Limited Partnership, the sole general partner of which is a wholly-owned subsidiary of The Regency Group, Inc. All of the outstanding stock of The Regency Group, Inc.
         is owned by The Regency Square Group II (Nevada) Limited Partnership, the sole general partner of which is a corporation in which all of the outstanding stock is owned by Mr. Stein and members of his family.

(5) Represents 307,147 shares held by The Regency Group II and 108,235 shares held by Regency Square II. Mr. Stein is a general partner of The Regency Group II and Regency Square II and a trustee of a trust that is also a general partner in those Partnerships.


       /s/ Linda Y. Kelso                                   October 2, 2002
---------------------------------------------            -----------------------
      Linda Y. Kelso, as attorney-in-fact                         Date
      for Martin E. Stein, Jr.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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